FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          27 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 27 November 2002.



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
mmO2 plc

2. Name of shareholder having a major interest
The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Capital International Limited:



Registered Name     Number of Shares

State Street Nominees Limited     3,946,650

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF

Bank of New York Nominees     80,717,859

Bank of New York

3 Birchin Lane

London

EC3V 9BY

Chase Nominees Ltd     56,588,300
Woolgate House

Coleman Street

London EC2P 2HD

Midland Bank plc     2,124,700

5 Lawrence Hill

Poutney Hill

London EC4R OE

Bankers Trust     37,011,942

59 1/2 Southmark Street

2nd Floor

London SE1 OHH

Barclays Bank     1,287,900

Barclays Global Securities Services

8 Angel Court

London EC2R 7HT

Citibank London     1,180,700

11 Old Jewry

London EC2R 8D8

Morgan Guaranty     5,515,200

83 Pall Mall

London SW1Y 5ES

Nortrust Nominees     36,536,674

155 Bishopsgate

London EC2M 3XS

State Street Bank & Trust Co     4,166,800

Deutsche Bank AG     11,597,230

23 Great Winchester Street

London EC2P 2AX

HSBC Bank plc     14,118,093

Securities Services

Mariner House

Pepys Street

London EC3N 4DA

Mellon Bank NA     5,026,432

London Branch

London

Northern Trust AVFC     2,106,800

South Africa

KAS UK     350,400

Kass Associate

PO Box 178

1000 AD Amsterdam

Mellon Nominees (UK) Ltd     1,381,700

150 Buchanan Street

Glasgow G1 2DY

Bank One London     3,080,100

Clydesdale Bank plc     432,700

Northern Trust     3,113,143

C/o NorTrust Nominees Limited

155 Bishopsgate

London EC2M 3XS

MSS Nominees Limited     248,700

Midland Bank plc

Mariner House, Pepys

London EC3N 4DA

Citibank NA     152,400

Toronto

Capital International S.A.:



Bank of New York Nominees     743,400

Bank of New York

3 Birchin Lane

London EC3V 9BY

Chase Nominees Limited     5,595,800

Woolgate House

Coleman Street

London EC2P 2HD

Midland Bank plc     2,357,000

5 Laurence

Poutney Hill

EC4R OE

Royal Bank of Scotland     5,974,900

Regents House

42 Islington High Street

London N1 8XL

Lloyds Bank     461,000

Central Settlement Section

Branches Stock Office

34 Threadneedle Street

London

Vidacos Nominees Ltd                    1,002,000

Citibank NA

Lewisham House

25 Molesworth Street

London SE13 7EX


Deutsche Bank AG     651,500

23 Great Winchester Street

London

EC2P 2AX

State Street Nominees Limited               55,300

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF

Barclays Bank                         232,000

Barclays Global Securities services

8 Angel Court

London EC2R 7HT

Brown Bros.                         232,700

One Mellon Bank Center

Pittsburgh, PA 15258

Nortrust Nominees                    60,800

155 Bishopsgate

London EC2M 3XS

Morgan Stanley                         70,800

J.P. Morgan                         1,846,200

RBSTB Nominees Ltd                    60,200

67 Lombard St

London EC3 3DL





HSBC Bank plc                         284,500

Securities Services, Mariner House

Pepys Street

London EC3N 4DA

Capital International, Inc.:

State Street Nominees Limited     20,761,600

Canary Wharf

27th floor, 1 Canada Square

London E14 5AF

Bank of New York Nominees     5,318,265

Bank of New York

3 Birchin Lane

London EC3V 9BY

Chase Nominees Limited     27,811,824

Woolgate House

Coleman Street

London EC2P 2HD

Nortrust Nominees     3,465,700

155 Bishopsgate

London EC2M 9XS

State Street Bank & Trust Co.     2,291,594

Citibank      359,800

Citibank NA     2,271,700

Toronto

Chase Manhattan Nominee Ltd     165,000

Australia

HSBC Bank plc     391,100

Securities Services

Mariner House

Pepys Street

London EC3N 4DA

Midland Bank plc     238,400

5 Laurence

Poutney Hill

London EC4R 0E

Citibank London     748,200

11 Old Jewry

London EC2R 8DB

Deutsche Bank Mannheim     17,800

Deutsche Bank AG     257,500

23 Great Winchester Street

London EC2P 2AX

Capital Research and Management Company:

State Street Nominees Limited     21,174,000

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF

Chase Nominees Limited     355,500,000

Woolgate House

Coleman Street

London

EC2P 2HD

Capital Guardian Trust Company

State Street Nominees Limited     16,504,000

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF

Chase Nominees Limited     60,979,400

Woolgate House

Coleman Street

London EC2P 2HD

Midland Bank plc     19,538,100

5 Laurence

Poutney Hill

London EC4R 0E

Nortrust Nominees     18,053,300

155 Bishopsgate

London EC2M 3XS

Mellon Nominees (UK) Limited     1,596,200

150 Buchanan Street

Glasgow G1 2DY

ROY Nominees Limited     118,800

71N Queen Victoria Street

London EC4V 4DE

Citibank NA     121,200

Toronto

State Street Bank & Trust Co     283,700

MSS Nominees Limited     241,900

Midland Bank plc

Mariner House

Pepys Street

London EC3N 4DA

Royal Bank of Scotland     70,800

Regents House

42 Islington High Street

London N1 8XL

Citibank London     2,534,800

11 Old Jewry

London EC2R 8DS

Bankers Trust     7,689,500

59 1/2 Southmark Street

2nd Floor

London SE1 0HH

BT Globenet Nominees Limited     1,616,200

1 Appold Street

Broadgate

London EC2A 2HE

Bank of New York Nominees     3,982,900

Bank of New York

3 Birchin Lane

London EC3V 9BY

Barclays Bank     3,153,700

Barclays Global Securities Services

8 Angle Court

London EC2R 7HT

HSBC Bank plc     26,800

Securities Services

Mariner House

Pepys Street

London EC3N 3DA





5. Number of shares / amount of stock acquired
20,980,346

6. Percentage of issued class
0.25%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary shares of 0.1p each

10. Date of transaction
25 November 2002 - Date of Section 198 Notification

11. Date company informed
26 November 2002

12. Total holding following this notification
867,596,306

13. Total percentage holding of issued class following this notification
10.01%

14. Any additional information
Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries
Kelly Knight, 01753 628 138

16. Name and signature of authorised company official responsible for making this notification
Kelly Knight

Date of notification
27 November 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 27 November 2002                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary